================================================================================

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          -----------------------------

                                    FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

         For the fiscal year ended December 31, 2007.

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

         For the transition period from ____ to ____.


                         Commission file number 0-49925

                          -----------------------------


                A. Full title of the plan and the address of the
                   plan, if different from that of the issuer named below:

                            Central Jersey Bank, N.A.
               Employees' Savings & Profit Sharing Plan and Trust

                          -----------------------------


                B. Name of issuer of the securities held pursuant to
                   the plan and the address of its principal executive office:

                             Central Jersey Bancorp
                                627 Second Avenue
                          Long Branch, New Jersey 07740

================================================================================

                          INDEX TO FINANCIAL STATEMENTS

                  CENTRAL JERSEY BANK, N.A. EMPLOYEES' SAVINGS
                         & PROFIT SHARING PLAN AND TRUST

                              Financial Statements

                           December 31, 2007 and 2006

--------------------------------------------------------------------------------

                                                                            Page
                                                                            ----

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS....................1-2

FINANCIAL STATEMENTS

         Statements of Net Assets Available for Plan Benefits
                  December 31, 2007 and 2006...................................3

         Statements of Changes in Net Assets Available for Plan Benefits
                  Years Ended December 31, 2007 and 2006.......................4

         Notes to Financial Statements.........................................5

SUPPLEMENTAL SCHEDULE

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                  As of December 31, 2007.............................Schedule 1

             Report of Independent Registered Public Accounting Firm


The Board of Directors

Central Jersey Bancorp:

We have audited the accompanying statement of net assets available for plan benefits of Central Jersey Bank, N.A. Employees' Savings & Profit Sharing Plan and Trust (the "Plan") as of December 31, 2007, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary schedule is the responsibility of the Plan's management. The supplementary schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Beard Miller Company LLP

Beard Miller Company LLP
Malvern, Pennsylvania

June 26, 2008

             Report of Independent Registered Public Accounting Firm


The Board of Directors

Central Jersey Bancorp:


We have audited the accompanying statement of net assets available for plan benefits of Central Jersey Bank, N.A. Employees' Savings & Profit Sharing Plan and Trust (the "Plan") (formerly known as The Monmouth Community Bank, N.A. Employees' Savings & Profit Sharing Plan) as of December 31, 2006, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Central Jersey Bank, N.A. Employees' Savings & Profit Sharing Plan and Trust as of December 31, 2006, and the changes in net assets available for plan benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.


/s/ KPMG LLP

KPMG LLP
Short Hills, New Jersey

June 29, 2007



                                 CENTRAL JERSEY BANK, N.A.
                     EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

                    Statements of Net Assets Available for Plan Benefits

                                 December 31, 2007 and 2006

                                                                       2007         2006
                                                                    ----------   ----------
Investments:
     Investments, at fair value                                     $1,690,505   $1,491,010
     Investments in Central Jersey Bancorp common stock, at fair
        value                                                          711,961      731,346
                                                                    ----------   ----------

             Total investments                                       2,402,466    2,222,356
                                                                    ----------   ----------

Receivables:
     Employer receivables                                               16,754       13,930
     Participant loans receivable                                       48,243       43,014
     Accrued income                                                        175          231
                                                                    ----------   ----------
                                                                        65,172       57,175
Payables:
     Accrued expenses                                                   11,076       14,229
                                                                    ----------   ----------

             Net assets available for plan benefits at fair value    2,456,562    2,265,302

     Adjustment from fair value to contract value for fully
        benefit-responsive investment contracts                          7,942           --
                                                                    ----------   ----------

             Net assets available for plan benefits                 $2,464,504   $2,265,302
                                                                    ==========   ==========

See accompanying notes to financial statements.



                                             3

                                CENTRAL JERSEY BANK, N.A.
                   EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

             Statements of Changes in Net Assets Available for Plan Benefits

                         Years ended December 31, 2007 and 2006

                                                                  2007           2006
                                                              -----------    -----------
Contributions:
     Employer                                                 $   152,895    $   207,213
     Participant                                                  264,871        265,455
     Participant rollovers                                          4,538         19,949
                                                              -----------    -----------
           Total contributions                                    422,304        492,617
                                                              -----------    -----------
Investment income (loss):
     Interest income                                               13,976         10,827
     Net realized losses on sales of investments                  (53,669)       (10,532)
     Net appreciation (depreciation) of investments               138,081       (184,194)
                                                              -----------    -----------
           Total investment income (loss)                          98,388       (183,899)
                                                              -----------    -----------

           Contributions and investment income                    520,692        308,718

Deductions:
     Administrative expenses                                       15,023         13,979
     Payments to participants                                     306,467        168,524
                                                              -----------    -----------
           Net change in assets available for plan benefits       199,202        126,215

Net assets available for plan benefits, beginning of year       2,265,302      2,139,087
                                                              -----------    -----------
Net assets available for plan benefits, end of year           $ 2,464,504    $ 2,265,302
                                                              ===========    ===========

See accompanying notes to financial statements.



                                           4

                            CENTRAL JERSEY BANK, N.A.
               EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

                          Notes to Financial Statements

                           December 31, 2007 and 2006


(1)      Plan Description

         The following description of the Central Jersey Bank, N.A. Employees' Savings & Profit Sharing Plan and Trust (the "Plan") provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan's provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

         (a)      General

                  The Plan was established as of January 1, 2000 as a defined contribution plan. Generally, an employee becomes eligible to participate in the Plan on the first day of the month which follows three months of continuous service at Central Jersey Bank, N.A. (the "Bank") by the employee.

         (b)      Employee Contributions

                  An eligible employee may elect to have a percentage of compensation contributed to the Plan on a pre-tax salary reduction basis. A participant may elect to defer between 1% and 75% of his or her compensation under a Salary Reduction Agreement to the Plan. Additionally, participants may allocate their contributions to 19 different investment funds and to the common stock of Central Jersey Bancorp. This contribution amount is limited by the Internal Revenue Code of 1986, as amended (the "Code"), on a pretax basis to $15,500 in 2007. In addition, certain eligible participants can make "catch-up" contributions if the maximum amount of regular contributions are made and the participant is age 50 or older, thereby increasing the total elective deferrals to $20,500 for 2007.

         (c)      Employer Contributions

                  With the adoption of the Safe Harbor Amendment, effective January 1, 2007, the Bank will make a safe harbor basic matching contribution to the Plan on behalf of each participant in the amount of 100% of the participant's 401(k) deferrals that do not exceed 3% of the participant's salary plus 50% of the participant's deferrals that exceed 3% of the participant's salary but that do not exceed 5% of the participant's salary.

         (d)      Vesting

                  With the adoption of the Safe Harbor Amendment, effective January 1, 2007, the Plan amended the vesting schedule to reflect 100% vesting for all plan participants effective January 1, 2007.

         (e)      Participant Loans

                  Participants may borrow from the vested portion of their accounts. The loan must be no less than $1,000 and no more than $50,000. Participants may not borrow more than 50% of the vested balance in their accounts. Any loan made must generally be repaid within a period not to exceed five years. The term of the loan may exceed five years for the purchase of a primary residence; however, it may not exceed 15 years. Loan interest rates are determined at the time of the loan and remain in effect for the term of the loan. Principal and interest are paid according to the participant amortization schedule through bi-weekly payroll deductions.

                            CENTRAL JERSEY BANK, N.A.
               EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

                          Notes to Financial Statements

                           December 31, 2007 and 2006

         (f)      Participants' Accounts

                  Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution and the Bank's matching contribution on behalf of that participant. Allocations of Plan earnings or losses are based on the participant's earnings or account balances, as defined. The benefit to which each participant is entitled is the benefit that can be provided from the participant's vested account.

                  Participants have the option to invest in a self-directed brokerage account. Assets may be transferred from their Plan accounts only. A minimum of $1,000 is required with a maximum investment of 25% of total account balance.

         (g)      Benefit Payments/Withdrawals

                  Upon retirement, death, disability or termination of employment, participants or their designated beneficiaries may elect to receive their vested account balance in a lump-sum, partial lump-sum or in installment payments.

                  During employment, participants may request an in-service withdrawal under certain circumstances. Rollover contributions and earnings thereof may be requested for distribution at any time. In-service withdrawals of employer contributions may be requested according to the Plan's provisions. Additionally, participants may request an in-service withdrawal of pre-tax elective deferrals upon attainment of age 59 1/2 or for a Plan defined hardship withdrawal reason. In the event of hardship, the distribution cannot exceed the amount required to relieve the hardship. Such withdrawals are subject to approval by the Plan administrator along with payment of applicable taxes.

         (h)      Forfeitures

                  Forfeitures of non-vested 401(k) contributions used to reduce employer contributions for the years ended December 31, 2007 and 2006 amounted to $8,207 and $1,638, respectively.

         (i)      Investment Valuation

                  Investments were valued at fair market value, except for the Pentegra Stable Value Fund. The Pentegra Stable Value Fund is reported at contract value. Investment transactions were recorded on a settlement date basis. There were no material unsettled trades at December 31, 2007 and 2006.

                  The Pentegra Stable Value Fund is stated according to the Financial Accounting Standards Board ("FASB") Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans ("FSP"), which states that contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The FSP requires the Statement of Net Assets Available for Plan Benefits to present the fair value of the Plan's investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Plan Benefits is also

                            CENTRAL JERSEY BANK, N.A.
               EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

                          Notes to Financial Statements

                           December 31, 2007 and 2006

                  required to be prepared on a contract value basis for the fully benefit-responsive investment contracts.

(2)      Summary of Significant Accounting Policies

         (a)      Basis of Presentation

                  The financial statements of the Plan have been prepared on the accrual basis of accounting.

         (b)      Funds and Accounts Managed by State Street Global Advisors

                  State Street Global Advisors ("State Street") held the Plan's investment assets and executed transactions therein as determined by each of the Plan's participants. The investments in the funds were reported to the Bank by State Street as having been determined through the use of current values for all assets.

         (c)      Use of Estimates

                  In preparing the Plan's financial statements, estimates and assumptions have been made relating to the reporting of assets and liabilities and changes therein, and the disclosure of contingent assets and liabilities to prepare these financials statements in conformity with U.S. generally accepted accounting principles. Actual results could differ from those estimates.

         (d)      Concentration of Risk

                  The assets of the Plan are primarily financial instruments, which are monetary in nature. As a result, interest rates have a more significant impact on the Plan's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the consumer price index. Investment securities, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of the investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

         (e)      Investment Valuation

                  Investments in index funds are managed by State Street with the Bank of New York acting as the trustee. Additionally, investments are made in Central Jersey Bancorp common stock which is valued and recorded at market value as determined by quoted market prices, which represent the net asset value of the shares held by the Plan at the end of the year. The Plan is valued daily and participants' accounts are credited with a proportional share of investment income or loss. Loans receivable from participants are valued at their outstanding balance, which approximates fair value.

                  Investment contracts are presented at fair value on the Statements of Net Assets Available for Plan Benefits. Investments in fully benefit-responsive investment contracts are stated at contract value which is equal to principal balance plus accrued interest. As provided in the FSP, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model which considers recent fee bids as

                            CENTRAL JERSEY BANK, N.A.
               EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

                          Notes to Financial Statements

                           December 31, 2007 and 2006

                  determined by recognized dealers, discount rate and the duration of the underlying portfolio securities.

         (f)      Income Recognition

                  Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

         (g)      New Accounting Pronouncements

                  In September 2006, the FASB issued Statement No. 157, Fair Value Measurement. This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement also establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. This Statement is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued Staff Position 157-2, Effective Date of FASB Statement No. 157. This Staff Position delays the effective date of Statement No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The impact of the Plan's adoption of Statement No. 157 on the Plan's net assets available for benefits and changes in net assets available for benefits is anticipated to be immaterial.

                  In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. This Statement provides reporting entities with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between reporting entities that choose different measurement attributes for similar types of assets and liabilities. The provisions of this Statement became available to the Plan on January 1, 2008. However, the Plan did not elect the fair value option provided by this Statement for any financial assets or financial liabilities as of January 1, 2008.


(3)      Plan Expenses

         Certain costs of administrative services rendered on behalf of the Plan were paid by the Bank.

(4)      Plan Termination

         Although it has not expressed any intention to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the termination of the Plan, no further allocations shall be made, and no eligible employee shall become a participant after the date of termination.

(5)      Federal Tax Status

         The Internal Revenue Service issued its latest determination letter on March 31, 2008 to the Plan, which states that the Plan and its underlying trust qualify under the applicable provisions of the Code and, therefore, are exempt from federal income taxes.

                            CENTRAL JERSEY BANK, N.A.
               EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

                          Notes to Financial Statements

                           December 31, 2007 and 2006

(6)      Investments

         Except as noted below, the values of individual investments that represent 5% or more of the Plan's total assets at December 31, 2007 and 2006 are as follows:

                                                                   2007         2006
                                                                ---------    ---------
         Investments, at fair value:
         Central Jersey Bancorp, investment in common stock     $ 711,961    $ 731,346
         State Street Bank and Trust Company S&P 500 Flagship
             Securities Lending Fund                              250,913      208,840
         Pentegra Stable Value Fund                               205,633      173,939
         State Street Bank and Trust Company Moderate
             Strategic Balanced                                   202,199      190,896
         State Street Bank and Trust Company Conservative
             Strategic Balanced Securities Lending Fund           179,533      190,820
         State Street Bank and Trust Company Government
             Money Market Account                                 163,947      140,557
         State Street Bank and Trust Company Passive Long
             Treasury Fund                                        118,092*     127,794

         * Current value represents less than 5% of the Plan's total assets at December 31, 2007.

       For the years ended December 31, 2007 and 2006, the Plan's net appreciation (depreciation) of investments is as follows:

                                                                     2007        2006
                                                                   ---------   ---------
         Commingled funds                                          $  47,345   $ 102,624
         Investment in Central Jersey Bancorp common stock            90,736    (286,818)
                                                                   ---------   ---------
                 Net  appreciation (depreciation) of investments   $ 138,081   $(184,194)
                                                                   =========   =========

(7)      Related Parties

         The Bank of New York is the trustee, as defined by the Plan. As a result, the transactions with the trustee qualify as party-in-interest transactions. Fees for the investment management services are paid by the Plan sponsor.

(8)      Reconciliation of Financial Statements to Form 5500

         The following is a reconciliation of the employee contributions per the financial statements at December 31, 2007 and 2006 to Form 5500:

                            CENTRAL JERSEY BANK, N.A.
               EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

                          Notes to Financial Statements

                           December 31, 2007 and 2006

                                                                  2007        2006
                                                               ---------   ---------
         Employee contributions per the financial statements   $ 264,871   $ 265,455
         Corrective distributions                                  8,152       8,152
                                                               ---------   ---------
         Total employee contributions per the Form 5500        $ 273,023   $ 273,607
                                                               =========   =========

         The following is a reconciliation of net assets available for plan benefits per the financial statements at December 31, 2007 to the Form 5500:

                                                                               2007
                                                                           -----------
         Net assets  available for Plan  benefits per the financial
             statements                                                    $ 2,464,504
         Adjustment from fair value to contract value for fully benefit-
             responsive investment contracts                                    (7,942)
                                                                           -----------
         Net assets available for Plan benefits per the Form 5500          $ 2,456,562
                                                                           ===========


                                                                                                                       SCHEDULE 1
                                                    CENTRAL JERSEY BANK, N.A.
                                         EMPLOYEE SAVINGS & PROFIT SHARING PLAN AND TRUST

                                  Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                                        December 31, 2007

            Identity of Issuer                           Description of Investment                   Cost           Current value
-------------------------------------------      ------------------------------------------      --------------     -------------
      Pentegra Services, Inc.*                   Pentegra Stable Value Fund                        $ 191,084            $ 205,633
      State Street Bank and Trust Company*       Moderate Strategic Balanced                         171,566              202,199
      State Street Bank and Trust Company*       Conservative Strategic Balanced
                                                    Securities Lending Fund                          157,552              179,533
      State Street Bank and Trust Company*       Aggressive Strategic Balanced
                                                    Securities Lending Fund                           22,597               24,629
      State Street Bank and Trust Company*       Russell 2000 Index Securities Lending
                                                    Series Fund                                       40,506               45,147
      State Street Bank and Trust Company*       S&P 500 Flagship Securities Lending
                                                    Series Fund                                      216,123              250,913
      State Street Bank and Trust Company*       S&P Growth Index Securities Lending Fund             59,845               66,588
      State Street Bank and Trust Company*       S&P Midcap Index Securities Lending
                                                    Series Fund                                      101,490              116,035
      State Street Bank and Trust Company*       NASDAQ 100 Index Non-Lending Series  Fund            41,014               47,849
      State Street Bank and Trust Company*       REIT Index Non-Lending Securities Fund               59,723               55,542
      State Street Bank and Trust Company*       S&P Value Index Securities Lending Fund             101,152              116,129
      State Street Bank and Trust Company*       Daily EAFE Index Securities Lending
                                                    Series Fund                                       25,384               28,729
                                                 Schwab Window                                        22,654               22,654
                                                 Collective Short Term Investment Fund                46,886               46,886
      State Street Bank and Trust Company*       Government Money Market Account                     163,947              163,947
      State Street Bank and Trust Company*       Passive Long Treasury Fund                          103,601              118,092
                                                                                                                    -------------
                                                                Total mutual funds                                      1,690,505

                                                 *Central Jersey Bancorp, investment in
                                                    common stock                                                          711,961

                                                 *Participant loans receivable (a)                                         48,243
                                                                                                                    -------------

                                                          Total other investments                                         760,204

                                                               Total investments                                    $   2,450,709
                                                                                                                    =============

*   A party-in-interest as defined by ERISA
(a) As of December 31, 2007, the interest rates on these loans ranged from 5.00% to 9.25%.

See accompanying independent auditors' report.

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

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other person who administers the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                               CENTRAL JERSEY BANK, N.A.
                                               EMPLOYEES' SAVINGS & PROFIT
                                               SHARING PLAN AND TRUST



Date:  June 26, 2008                           By:   /s/ Gail M. Corrigan
                                                    ----------------------------
                                                    Gail M. Corrigan
                                                    Plan Administrator



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



                                                 EXHIBIT INDEX



Exhibit Number       Description                                                           Method of Filing
--------------       -----------                                                           ----------------
     23              Consents of Independent Registered Public Accounting Firms.           Filed herewith.
    23.1             Consent of Beard Miller Company LLP.
    23.2             Consent of KPMG LLP.


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